SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                Report on Form 6-K for the month of December 2004

                  Hellenic Telecommunications Organization S.A.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                                 --------------
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X    Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes ___ No ____


Enclosures:

1.       Press release dated: December 13, 2004

OTE Announces New Retail Tariff Rates

    ATHENS, Greece--(BUSINESS WIRE)--Dec. 13, 2004--Hellenic Telecommunications Organization SA (ASE: HTO.AT, NYSE: OTE), the Greek full-service telecommunications provider, announced new retail tariff rates, which, subject to approval by the regulator (NTPC), will be effective from December 31, 2004. Main characteristics of the new tariffs are:
    The monthly rental of PSTN lines will increase by EUR 0.91, reaching EUR 11.40 per month, while ISDN-BRA line rental will also increase by EUR 0.91, reaching EUR 14.90 per month.
    Subscribers of the discount package "OTE options", which offers substantial reductions to retail customers using pre-selected numbers (local, long distance or international), will get up to 4 hours of free calls (three hours local calls and one hour long distance calls) per two months, depending on the size of their bi-monthly bill.
    Subscribers of the discount package "OTE business", which offers substantial reductions to business customers using pre-selected numbers (local, long distance or international), will now receive greater discounts (up to 10% in local and 25% in long distance calls), depending on usage.
    Subscribers of the discount package "OTE business Plus", which offers substantial reductions to large business customers, will now get greater discounts (up to 10% in local and 25% in long distance calls), depending on usage, and will be enjoying per second charging from the first second of the call.
    A special program is also introduced, whereby pensioners past the age of 65 will receive EUR 3.00 worth of free local and long distance calls per bi-monthly billing period.
    Additionally, starting from December 20, fixed-to-fixed international calls to the 24 members of the enlarged European Union and Albania, will enjoy uniform tariffs, reduced by 15% to 29% compared to previous tariffs, while fixed-to-mobile calls to the EU 24 will be charged at EUR 0.283 per minute, and fixed-to-mobile calls to Albania will be charged at EUR 0.246 per minute.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2003 filed with the SEC on July 15, 2004. OTE assumes no obligation to update information in this release.

    CONTACT: OTE:
             Dimitris Tzelepis
             Head of Investor Relations
             Tel: +30 210 611 1574 / 1429
             email: dtzelepis@ote.gr
             or
             Nikos Kallianis
             Senior Financial Analyst, Investor Relations
             Tel: +30 210 611 5070;
             email: nkallianis@ote.gr
             or
             Daria Kozanoglou
             Communications Officer, Investor Relations
             Tel: +30 210 611 1121;
             email: nkozanoglou@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: December 13 2004             By: /s/ Iordanis Aivazis
                                       -----------------------------------------
                                 Name: Iordanis Aivazis
                                Title: Chief Financial Officer